[redacted]

14048642

SEC MAIL RECEIVED
FEB 28 2014
WASH. D.C. 193 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-11345

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wachtel & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 - 14th Street, N.W.
(No. and Street)

Washington (City) DC (State) 20005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bonnie K. Wachtel (202) 898-1144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steven G. Hirshenson, Chartered
(Name – *if individual, state last, first, middle name*)

50 W. Edmonston Drive #603 (Address) Rockville, (City) MD (State) 20852 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/14

OATH OR AFFIRMATION

I, Bonnie K. Wachtel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wachtel & Co., Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

no exceptions

WENDIE L. WACHTEL NOTARY PUBLIC EXP. 11-14-16 DISTRICT OF COLUMBIA

Signature

CEO

Title

Notary Public

WENDIE L. WACHTEL
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires November 14, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WACHTEL & CO., INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

WACHTEL & CO., INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2013

CONTENTS PAGE

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wachtel & Co., Inc.
Washington, D.C.

Report on the Financial Statements

We have audited the accompanying statement of financial position of Wachtel & Co., Inc. (the Company) as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting

principles used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wachtel & Co., Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Steven G. Hirshenson, Chartered

January 22, 2014

WACHTEL & CO., INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2013

ASSETS

Cash	$ 2,358,041
Cash and securities segregated under SEC regulations	1,654,348
Receivable from brokers	247,832
Receivable from customers	836
Securities owned - investment account	920,705
Securities owned - trading account	2,945,104
Other receivables	-0-
Prepaid expenses and deposits	495,800
Prepaid income taxes	1,593
Net fixed assets	1,589
TOTAL ASSETS	$ 8,625,848

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ -0-
Income taxes payable	-0-
Payable to brokers	203,095
Payable to customers	1,162,438
Payable to stockholders	2,392,754
Deferred income taxes	302,038
Total Liabilities	4,060,325
Capital stock, $1 par value; 100,000 shares authorized; 56,192 shares outstanding	56,192
Additional paid in capital	969,312
Retained earnings	3,540,019
Total Stockholders' Equity	4,565,523
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,625,848

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2013

Revenues	
Commissions	$ 377,619
Net inventory and investment gains	234,056
Interest	129,748
Dividends	20,962
Consulting fees	7,388
Other	1,311
Total Revenues	771,084
Expenses	
Accounting and professional services	35,035
Advertising	-0-
Clearing charges	40,673
Commissions	125,000
Communications	6,630
Consulting	-0-
Dues and licenses	10,458
Health benefits	36,393
Insurance	3,109
Miscellaneous	-0-
Office expense	9,322
Officers' salaries	84,000
Pension contribution	2,786
Regulatory fees	24,047
Rent	33,099
Salaries	77,984
Taxes, payroll and other	18,098
Travel and transportation	3,867
Total Expenses	510,501
Income Before Taxes	260,583
Provision for income taxes	(97,437)
Tax benefit from loss carryforward	3,414
Net Income	$ 166,560

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2013

	Capital Stock	Paid-in Capital	Retained Earnings
Balances at December 31, 2012	$ 56,192	$ 969,312	$ 3,373,459
Net Income	-	-	166,560
Balances at December 31, 2013	$ 56,192	$ 969,312	$ 3,540,019

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2013

Subordinated Borrowings as of January 1, 2013	$ -0-
Change in Subordinated Borrowings	-0-
Subordinated Borrowings as of December 31, 2013	$ -0-

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

Cash Flows from Operating Activities	
Interest received	$ 135,138
Fees and commissions received	386,318
Net cash flow to purchase and sell trading securities	790,877
Dividends received	25,477
Cash paid to suppliers and employees	(610,219)
Income taxes paid	(12,187)
Net cash from operating activities	715,404
Cash Flows from Investing Activities	
Proceeds from U.S. Treasury obligations	565,482
Net cash from investing activities	565,482
Cash Flows from Financing Activities	-0-
Net Increase in Cash and Cash Equivalents	1,280,886
Cash and cash equivalents at beginning of year	1,681,503
Cash and cash equivalents at end of year	$ 2,962,389

Reconciliation of Net Income to Net Cash Provided by Operating Activities

Net Income	$ 166,560
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in other receivables	9,905
Decrease in prepaid expenses	782
Decrease in prepaid income taxes	6,632
Increase in deposits	(100,000)
Increase in investment account	(171,005)
Increase in trading account	(37,186)
Increase in net payables due to customers and brokers	33,791
Increase in deferred taxes	75,204
Increase in payable to stockholders	731,221
Total adjustments	548,844
Net cash provided by operating activities	$ 715,404

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
NOTES TO FINANCIAL STATEMENTS

1 - Organization and Nature of Business

The Corporation, incorporated in the District of Columbia, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the NASDAQ Stock Exchange and the Financial Industry Regulatory Authority (FINRA).

2 - Summary of Significant Accounting Policies

The accounts of the Corporation are maintained and the financial statements are prepared on the accrual basis of accounting, except for dividends which are recorded as income at the time of receipt.

Securities transactions, including related commission income and expense, are recorded on a trade date basis.

The Corporation's security investments are bought and held primarily for the purpose of selling them in the near term and are classified as trading securities. Trading securities are valued at market value and those not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Fixed assets are recorded at cost. Depreciation is provided for using declining balance methods over estimated useful lives ranging from three to five years. Expenditures for maintenance, repairs, and minor renewals are charged to expense as incurred.

Income taxes are provided at appropriate rates on amounts as determined in the statement of operations. No current provision for taxes is reported to the extent it applies to an increase in the market value of the Investment Account.

For the purpose of the statement of cash flows, the Corporation does not include funds segregated under rule 15c3-3 of the Securities and Exchange Commission as cash and cash equivalents.

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The results could differ from those estimates.

3 - Cash and Securities Segregated Under SEC Regulations

Funds segregated in special reserve accounts for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission are invested in a money market account at Cardinal Bank earning interest at 1% and with a balance of $604,348 as of December 31, 2013; an $800,000 certificate of deposit at Lakeside Bank earning interest at 1.00% with a maturity of December 15, 2015; and a $250,000 certificate of deposit at SunTrust Bank earning interest at 1.00% with a maturity of June 12, 2015.

4 - Fair Value Measurements

The Corporation measures on a recurring basis its investments at fair value in accordance with FASB codification "Fair Value Measurements and Disclosures", which provides the framework for measuring fair value. That hierarchy prioritizes the inputs used in determining valuations into three levels. The levels of fair value hierarchy are as follows:

Level 1: Securities traded on an active market. When available, the Corporation measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Mutual funds are included here.

Level 2: Securities not traded on an active market but observable market inputs are readily available. Municipal bonds are included here.

Level 3: Securities not traded on an active market and observable inputs are not readily available.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used thru December 31, 2013:

Equity securities: Value based on quoted market prices at year end.

Municipal bonds: Value based on quoted market prices at year end.

Mutual funds: Value based on net asset value (NAV) of shares held at year end.

4 - Fair Value Measurements (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Corporation believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Corporation's assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Equity securities	$1,055,438	$10,174	$4,000	$1,069,612
Municipal bonds	-	70,000	-	70,000
Mutual funds	2,726,197	-	-	2,726,197
Total assets, at fair value	$3,781,635	$80,174	$4,000	$3,865,809

5 - Net Fixed Assets

Net fixed assets consist of the following:

Furniture and Equipment	$ 25,611
Automobiles	15,887
	31,498
Less: Accumulated Depreciation	(29,909)
Net Fixed Assets	$ 1,589

6 - Transactions with Officers and Stockholders

Amounts receivable and payable to officers and stockholders represent transactions arising in the normal course of business. The amounts are non-interest bearing with no formal repayment terms.

7 - Pension Plan

The Corporation has a discretionary simplified employee pension plans for eligible employees. The total pension expense for the year ended December 31, 2013 was $2,786.

8 - Concentration of Credit Risk

At times, the combined account balances in any one bank are in excess of the $250,000 amount insured by Federal Deposit Insurance Corporation (FDIC). The Corporation has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

9 - Income Taxes

The provision for federal and state income taxes consists of the following:

Current income taxes:	
Federal	$ 88,665
Local	8,772
Total current provision	97,437
Tax benefit from net operating loss carryforward	(3,414)
Net income taxes	$ 94,023

Deferred income taxes are principally applicable to the unrecognized gain on the investment inventory.

The Federal and District of Columbia tax returns of the Corporation are subject to examination by the taxing authorities generally for three years after they were filed.

10 - Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the ratio of aggregate indebtedness to net capital was .74 to 1, and net capital of $3,945,380 exceeded capital requirements of $ 250,000 by $3,695,380.

11 - Lease

The Corporation occupies office space under a lease in effect through July 31, 2017. As of December 31, 2013 the monthly base rent was $4,015 plus additional rent for their pro-rata share of any increases in the operating expenses of the building starting July 31, 2013. The lease includes an escalation clause of 2.5% per year. Annual minimum future rental payments are as follows:

Year Ending December 31,	
2014	$ 48,680
2015	49,897
2016	51,144
2017	30,261
Total	$ 179,982

12 - Subsequent Events

Management has evaluated events through January 22, 2014, the date on which the financial statements were available to be issued.

WACHTEL & CO., INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2013

Total Assets	$ 8,625,848
Total Liabilities	4,060,325
Net Worth	4,565,523
Non-Allowable Assets	23,156
Other Deductions	-0-
Current Capital	4,542,367
Allowable Assets	8,602,692
Haircuts	596,987
Adjusted Net Capital	3,945,380
Liabilities Not Included in Aggregate Indebtedness	1,146,522
Aggregate Indebtedness	2,913,802
Calculated Required Capital	194,254
Minimum Required Capital	250,000
Excess Capital	3,695,380
Ratio (AI/Net Capital)	.74

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
COMPUTATION OF CASH RESERVE REQUIREMENT PURSUANT
TO SEC RULE 15c3-3
DECEMBER 31, 2013

Customer Credit Balances	$ 1,162,438
Customers' Securities F/R	130,603
TOTAL CREDITS	1,293,041
Customer Debit Balances (-1%)	827
Customers' Securities F/D	145,692
TOTAL DEBITS	146,519
Excess of Credits Over Debits	1,146,522
Amount in Reserve a/c (12/31/13)	1,654,348
January Deposit or (Withdrawal)	-0-
New Balance in Account	1,654,348
Reserve for Early Withdrawal Penalty	15,000
Available Balance	1,639,348
Excess Deposit over Requirement	492,826

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

WACHTEL & CO., INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
DECEMBER 31, 2013

Market Valuation and Number of Items of:

1 - Customers' fully paid securities not in Wachtel & Co., Inc.'s possession or control as of December 31, 2013 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken within the time frame specified under Rule 15c3-3. (Notes A and B below).

Number of Items - NONE Value - NONE

2 - Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of December 31, 2013, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. (Notes B and C below).

Number of Items - NONE Value - NONE

NOTES

A. Item 1 does not include customers' fully paid securities required to be in possession or control, but for which no action was required as of the report date or the required action was taken within the time frames specified in Rule 15c3-3.

B. Since there were no items reported above, they were not subsequently reduced to possession or control.

C. Item 2 includes only items not arising from "temporary lags which result from normal business operations".

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2013

NOT APPLICABLE

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852
TEL: 301-738-8803
FAX: 301-738-8599

NOTICE PURSUANT TO SEC RULE 17a-5(d)(4)

To the Board of Directors
Wachtel & Co., Inc.
Washington, D.C.

We have compared the Schedule of Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3, with the corresponding Schedules filed by Wachtel & Co., Inc. as Part II of its unaudited December 31, 2013 Focus Report.

In our opinion, no material differences exist between the two sets of Schedules.

S.G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

January 22, 2014

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Wachtel & Co., Inc.
Washington, DC

In planning and performing our audit of the financial statements of Wachtel & Co., Inc. (the Company), for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also , as required by rule 17a-5(g)(1)of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making a record of the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S.G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

January 22, 2014

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

REPORT ON SIPC ASSESSMENT RECONCILIATION
REQUIRED BY SEC RULE 17a-5(E)(4)

To the Board of Directors
Wachtel & Co., Inc.
Washington, DC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Wachtel & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority solely to assist you and the other specified parties in evaluating Wachtel & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wachtel & Co., Inc.'s management is responsible for the Wachtel & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follow:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

S.G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

January 22, 2014